ASX
AUSTRALIAN STOCK EXCHANGE

03 MAR 25 AM 7:21

82-2373

03007716

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/03/2003

TIME: 09:56:24

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

PROCESSED
APR 24 2003
THOMSON FINANCIAL

SUPPL

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

HY Results & Negotiations for the Sale of Proton World

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

4/21

TO	Company Announcements Office
AT	Australian Stock Exchange Limited
FAX	1300 300 021
REF	CMP-0014-01
FROM	Peter Fogarty **DATE** 6 March 2003
FAX	+61 8 9273 1208 **PHONE** +61 8 9273 1209 **PAGES** 8
RE	**Announcement**

ERG GROUP

Dear Sirs

I enclose the following:

- Media Release headed "ERG Announces Half-Year Results and Negotiations for the Sale of Proton World;

The above information will be available on our website at the following address: www.erggroup.com

Yours faithfully

Peter J Fogarty
Chief Executive Officer

FACSIMILE

ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP

j:\users\karen oswald\investor relations\half yr\half yr 2003\asxfaxhalfyappendix 4brdec02.doc

DATE 6 March 2003

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE + 61 8 9273 1879

FAX + 61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Announces Half-Year Results and Negotiations for the Sale of Proton World

ERG Group today announced its preliminary half-year results, coinciding with the announcement that it is at an advanced stage of negotiations for the sale of Proton World (PW), which has developed smart card transaction technology for the banking sector.

The Group also issued today its Notice of Meeting to listed noteholders seeking to obtain their approval for the conversion of all listed notes to equity. The meeting will be held on 28 March 2003. A meeting of shareholders to approve the conversion is scheduled for April as part of the reconstruction of the Group's balance sheet.

The balance sheet reconstruction is designed to provide ERG with a stronger net asset position and eliminate cash outflow in the form of interest payment on the notes. The proposal was foreshadowed at the Company's Annual General Meeting (AGM) in November 2002.

Half-Year Results

ERG incurred an overall operating loss totalling $124.9 million for the half-year to 31 December 2002, compared to $199.4 million in the previous corresponding period. ERG recorded an EBITDA loss of $19.6 million (compared to a loss of $17.0 million in the previous year), before one-off write-downs and significant items, representing the initial benefits of the aggressive cost-cutting program initiated last year.

The half-year result includes a provision of $52.4 million taken in contemplation of the PW sale, as compared to its book value at 31 December 2002. An amount of €22.5 million (A$40.9 million), representing payments due to ERG on a milestone earn-out basis under the proposed PW sale, has not been accounted for in determining the provision and will be brought to account as it is earned. As part of the proposed sale, ERG will retain access to the Proton technology by taking a 20 year global licence of the Proton technology.

The operating loss, before the one-off write-down, is in line with guidance provided at the AGM in November last year.

Total revenue was marginally lower at $120.9 million, compared to $136.4 million in the previous half year due to continued delays in the commencement of new projects, such as Sydney and Seattle, and the delay in expansion of the Rome project into the surrounding

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG Announces Half-Year Results and Negotiations for the Sale of Proton World

Lazio region. The Company warned at the AGM that profitability at the EBITDA level was dependent on the commencement of major new projects.

Since the end of the reporting period contracts for Washington DC, Sydney and Seattle have been awarded to ERG, approximately six months later than budgeted, and should commence this half.

Operating cash flow before interest, borrowing, finance and one-off restructuring costs was $3 million positive, a marked improvement over the prior half-year which was cash flow negative by $23.7 million. This demonstrates that the Group's increased focus on cash management is having the desired effect.

In the half-year, the Group paid out $25.5 million in bank debt and $21.3 million in unlisted convertible note debt. This was replaced by a $15.4 million secured loan with the major listed convertible noteholder, Special Utilities Investment Trust, and $14.2 million of debt drawn down under the Babcock & Brown facility – a net debt reduction of $17.2 million.

The net loss for the period was after the following one-off provisions or write-downs:

- the provision of $52.4 million for the write-down on the carrying value on the PW assets;
- an increase in the deferred contingent consideration payable by $8.9 million to the purchaser for the acquisition; and
- restructure and consultant costs of $9.4 million in relation to the Group's balance sheet.

Depreciation and amortisation charges for the period were $22.2 million (December 2001 $11.2 million) and interest expense and borrowing costs were $12.1 million (compared to $11.9 million at December 2001).

ERG Chief Executive, Peter Fogarty, said while the half-year results were disappointing, they showed the Company was improving its position despite very difficult trading conditions and continued delays in finalisation of new project contracts.

"An aggressive cost-cutting program and targeted reduction in R&D spend have greatly assisted the Group," Mr Fogarty said.

"Our reduced costs have allowed us to return to positive operating cash flow before interest, finance and restructuring costs and helped us to reduce bank and other debts by $17 million net over the six-month period.

"The recent contract announcements and the restructuring of the balance sheet make a marked difference to the Group's outlook from here.

"The Group has over $750 million of new contracts to deliver and is committed to ensuring those projects are profitable. Overall, the Group has committed projects that will generate approximately $1.2 billion of revenue. We continue to focus on building our cash reserves and strengthening our balance sheet," he said.

ERG Announces Half-Year Results and Negotiations for the Sale of Proton World

Proposed Sale of Proton World

The proposed sale of PW is in line with the strategy announced at the 2002 AGM to strengthen the Group's balance sheet and reduce cash outflow, ahead of the Group winning several major new projects.

Negotiations for the sale are at an advanced stage with final signing scheduled this month. The transaction is expected to realise approximately €60 million (A$110 million) at settlement. This excludes the €22.5 million earn-out payment that has not been brought to account in arriving at the PW provision in the first half.

Mr Fogarty said the proposed sale would allow a significant amount of capital to be redeployed to ERG's core transit ticketing business while ensuring long-term access to PW's core technology which will allow the Group to continue with its multi-application smart card strategy.

"The proposed transaction will provide a positive impact on operating results by reducing ERG's operating cash outflows and eliminating annual goodwill amortisation charges of approximately $15 million," Mr Fogarty said.

Highlights

In recent months, ERG has consolidated its position as global leader in transit ticketing through:

- selection, with Northrop Grumman Information Technology, to install and operate a new Regional Customer Service Centre for the Washington DC, Maryland and North Virginia integrated transit fare collection project – a contract worth approximately US$20 million to ERG over five years;
- successful implementation of Phase 1 of the integrated ticketing system in San Francisco;
- securing the US$10 million contract for a smart card ticketing system for Las Vegas monorail system;
- signing the $320–370 million contract for Sydney's integrated ticketing system;
- signing the $110 million contract for Seattle's integrated ticketing system; and
- completion of delivery of the Singapore smart card transit system.

Capital Restructure

Mr Fogarty said the Company's current balance sheet highlights the need for the noteholders and shareholders to support the proposed capital restructure.

"The imperative for the proposed capital restructure (converting the listed convertible notes into shares) remains, as we must strengthen our balance sheet and be able to post the very large bid and performance bonds in order to bid on the new public transit ticketing project tenders coming up in the next twelve months or so," Mr Fogarty said.

"We have made significant progress in improving the Company's cost structure but with the level of debt the Company carries through the convertible notes, ERG's balance sheet is underpowered and this is what the restructure proposal addresses.

ERG Announces Half-Year Results and Negotiations for the Sale of Proton World

"As well as significantly strengthening the ERG balance sheet by removing the $250 million convertible note liability, the restructure would also remove the annual interest charges of $18.75 million on the listed convertible notes. The restructure also contemplates a $50 million rights issue to all shareholders.

"When combined with the proposed sale of PW the impact on the balance sheet would be dramatically positive. The proposed sale of PW will eliminate $15 million per annum in amortisation of goodwill, whilst the note conversion eliminates interest of $18 million, giving a total annual saving of $33 million," he said.

The Information Memorandum issued to noteholders today incorporates a pro forma balance sheet demonstrating the positive impact of the capital restructure. A copy of that pro forma balance sheet is appended.

Assuming the full restructure, including the rights issue of $50 million, had taken place as at 31 December 2002, and the PW sale had occurred, the effects on the balance sheet as at that date would have been:

	Before	After
Net Assets	$29 million	$311 million
Interest-Bearing Liabilities	$329 million	$87 million
Cash	$18 million	$113 million
Net Tangible Assets	($147) million	$212 million
Interest-Bearing Debt to Equity	1,134%	28%

Directors believe that the proposed sale of PW, together with the reconstruction which is subject to shareholder and noteholder approval, will provide a very sound and solid foundation from which the Company can grow and secure further significant transit ticketing projects and the long-term revenue streams that attach to them.

Noteholders will consider the proposal at a meeting on 28 March 2003. A separate meeting of shareholders will consider the proposal in April and separate documentation for shareholders is being prepared for dispatch shortly.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. ERG has 16 offices across 12 countries and employs approximately 900 people. ERG's customer list includes automated fare collection projects in more than 200 cities, including Brussels, Hong Kong, Melbourne, Rome, San Francisco, Singapore, Sydney and Toronto. Throughout the world, the ERG Group has systems supporting more than 50 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

ERG Announces Half-Year Results and Negotiations for the Sale of Proton World

About Proton World

Belgian-based Proton World was acquired by ERG in March 2002 for A$112 million plus a deferred contingent consideration of $38 million at 30 June 2002. Proton World's key asset is its technology which the proposed sale will guarantee ERG access to (including upgrades) for 20 years.

ERG Announces Half-Year Results and Negotiations for the Sale of Proton World

Pro Forma Statements of Financial Position as at 31 December 2002 (for illustrative purposes only)

	Consolidated 31.12.02 (Reviewed) $000	Recap Adjustments $000	Pro Forma (Unaudited) $000
Current Assets			
Cash assets	17,951	31,828	49,779
Receivables	102,765		102,765
Inventories	37,982		37,982
Other financial assets	--		--
Other	14,526		14,526
Total current assets	173,224		205,052
Non-Current Assets			
Receivables	69,394	10,000	79,394
Inventories	7,824		7,824
Investments accounted for using the equity method	3,432		3,432
Other financial assets	5,443		5,443
Property, plant and equipment	80,865		80,865
Deferred tax assets	--		--
Intangible assets	176,198		176,198
Other	19,668		19,668
Total non-current assets	362,824		372,824
Total assets	536,048		577,876
Current Liabilities			
Payables	85,424	(7,687)	77,737
Interest-bearing liabilities	47,340	(4,172)	43,168
Current tax liabilities	757		757
Provisions	12,859		12,859
Other	20,846		20,846
Total current liabilities	167,226		155,367
Non-Current Liabilities			
Payables	29		29
Interest-bearing liabilities	281,916	(227,732)	54,184
Deferred tax liabilities	--		--
Provisions	384		384
Other	57,082		57,082
Total non-current liabilities	339,411		111,679
Total liabilities	506,637		267,046
Net assets	29,411		310,830

ERG Announces Half-Year Results and Negotiations for the Sale of Proton World

	Consolidated 31.12.02 (Reviewed) $000	Recap Adjustments $000	Pro Forma (Unaudited) $000
Equity			
Parent entity interest			
Contributed equity	363,460	283,106	646,566
Reserves	(127)	--	(127)
Accumulated losses	(348,264)	(1,687)	(349,951)
Total parent entity interest	15,069		296,488
Outside equity interests in controlled entities	14,342		14,342
Total equity	29,411		310,830

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/03/2003

TIME: 09:53:18

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation re Half Year Results

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ERG GROUP

FACSIMILE

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Peter Fogarty	**DATE**	6 March 2003		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	15
RE	**Announcement**				

Dear Sirs

I enclose the following:

- Slide presentation on ERG's half-year results to 31 December 2002, presented by Mr Peter Fogarty, Chief Executive Officer, to a meeting of analysts today.

The above information will be available on our website at the following address: www.erggroup.com

Yours faithfully

Peter J Fogarty
Chief Executive Officer

j:\users\karen oswald\investor relations\half yr\half yr 2003\asxfaxhalfyappendix 4brdec02.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

ERG LIMITED

HALF-YEAR RESULTS TO 31 DECEMBER 2002

ERG GROUP

HALF-YEAR RESULT

31.12.02

   

FINANCIAL RESULTS FOR HALF-YEAR ENDED 31.12.02

CASH AND BANKING

REVIEW OF OPERATIONS

OUTLOOK

OVERVIEW

FINANCIAL RESULTS



HALF-YEAR RESULTS SUMMARY

$ MILLION

	DEC 2002	DEC 2001
TOTAL REVENUE	120.9	136.4
NET PROFIT AFTER TAX	(124.9)	(199.4)
ONE-OFF WRITE-DOWNS AND SIGNIFICANT ITEMS	(70.9)	(155.4)
TOTAL ASSETS	536.0	662.2
OPERATING CASH FLOW	(10.0)	(36.5)
CASH FLOW BEFORE INTEREST FINANCE & RESTRUCTURING COSTS	3.0	(23.7)

	DEC 02	DEC 01	JUNE 02
TOTAL REVENUE	120.9	136.4	165.1
NET PROFIT AFTER TAX	(124.9)	(199.4)	(44.4)
GROSS R&D[1]	(11.1)	(17.4)	(5.8)
TOTAL ASSETS	536.0	662.2	676.0
OPERATING CASH FLOW [2]	(10.0)	(36.5)	(18.2)

[1] INCLUDES PROTON R&D

[2] INCLUDES INTEREST, FINANCE & RESTRUCTURING COSTS

$ MILLION

COMPARISON TO JUNE & PRIOR HALF

KEY FACTORS BEHIND THE RESULT

- CONTINUED DELAYS IN AWARD OF PROJECTS
- FUNDAMENTALLY ALTERED BONDING MARKET
- LARGE PROVISION DUE TO PROTON SALE TREATMENT
- RESTRUCTURING COSTS
- LOWER REVENUE DUE TO LATE PROJECT STARTS
- CUSTOMER DELAYS IN ROME
- GLOBAL ECONOMIC CLIMATE

ERG Limited

Half-Year Results to 31 December 2002

Analysis of Result

$ MILLION

	DEC 02	DEC 01
Net loss after tax attributable to members	(124.9)	(199.4)
Tax expense	(0.2)	(3.9)
One-off write-off & significant items	(70.9)	(155.4)
Depreciation & amortisation	(22.2)	(11.2)
Interest & borrowing costs	(12.0)	(11.9)
Adjusted net loss before items above	(19.6)	(17.0)

Operating Results by Segments

$ MILLION

	Supply & Install	Operating & Infrastructure	Corporate Support
Revenue	38.1	63.1	17.3
Loss on Ordinary Activities	(9.4)	(76.7)	(41.9)
Assets	121.8	307.9	106.4

INFRASTRUCTURE PROJECTS

- ALL COSTS SUNK, CASH FLOW BUILDING
- NO ASSET REVALUATIONS UPWARDS
- HIGH DEPRECIATION CHARGES DUE TO ROME AND MELBOURNE
- **BUILDING FROM 4 PROJECTS** (ROME, MELBOURNE, HONG KONG & SINGAPORE) TO **10 PROJECTS** (ROME, MELBOURNE, HONG KONG, SINGAPORE, SYDNEY, SEATTLE, GOTHENBURG, SAN FRANCISCO, WASHINGTON DC, MANCHESTER)


FULL YEAR
HALF YEAR
$ MILLION
147
161
242
240
302
76
50
117
126
136
121
1998
1999
2000
2001
2002
2003
FINANCIAL YEAR

COMPARATIVES NORMALISED FOR SALE OF TELECOMS BUSINESS

REVENUE

44% EUROPE, MIDDLE EAST & AFRICA

46% ASIA PACIFIC

10% AMERICAS



% OF REVENUE

REVENUE SPREAD

	DEC 2002	PRO FORMA *	JUNE 2002
CASH ON HAND	18	113	38
TOTAL ASSETS	536	555	676
INTEREST-BEARING LIABILITIES	329	87	347
TOTAL LIABILITIES	507	244	524
TOTAL SHAREHOLDERS' EQUITY	29	311	152

* PRO FORMA ASSUMES SALE OF PROTON WORLD AND RECONSTRUCTION

BALANCE SHEET HIGHLIGHTS

$ MILLION

CAPITAL STRUCTURE

	CURRENT	PROPOSED *
ORDINARY SHARES ON ISSUE	945,879,165	2,675,045,877
LISTED CONVERTIBLE NOTES MATURITY DATE	18.5M @ $13.50 OCT 05	NIL
CONVERTING PREF SHARES ISSUED UNDER PROPOSED RIGHTS ISSUE		334,380,735
OPTIONS EXERCISABLE AT $0.20		334,380,735

NOTE: ADDITIONAL OPTIONS MAY BE ISSUED TO MAJOR NOTEHOLDER, EMPLOYEES AND OTHERS.

* PROPOSED CAPITAL STRUCTURE SUBJECT TO NOTEHOLDER/SHAREHOLDER APPROVAL

CASH AND BANKING






WAIVER OF ANY BREACHES OBTAINED

NO BREACH OF LISTED CONVERTIBLE NOTE DEED

PROPOSED SALE OF PROTON WORLD

NEW FUNDING FACILITIES IN PLACE (AND BEING APPROVED)

NEGOTIATING ROME SETTLEMENT

PROJECT FINANCE BEING NEGOTIATED

FUNDING

		$ MILLION
CASH AT HAND 30 JUNE 2002		29.0
CASH INFLOW		194.1
RECEIPTS FROM CUSTOMERS	142.2	
PROCEEDS FROM BORROWINGS	29.6	
PROCEEDS FROM SALE OF SHARES	15.9	
PROCEEDS FROM SALE OF ASSOCIATE & ASSET	6.0	
OTHER	0.4	
CASH OUTFLOW		(209.1)
PAYMENTS TO SUPPLIERS/EMPLOYEES	(129.6)	
R&D	(11.1)	
INTEREST	(11.7)	
REPAYMENT OF BORROWINGS	(21.8)	
REPAYMENT OF UNLISTED NOTES	(21.3)	
PROVISION OF BOND	(5.3)	
PAYMENT FOR EQUITY IN ASSOCIATE & ASSET	(6.1)	
OTHER	(2.2)	
CASH AT HAND 31 DEC 2002		14.0

RECONCILIATION OF CASH

LIMITING BALANCE SHEET EXPOSURE

- MILESTONE PAYMENTS
- BANKING PARTNERS FOR PROJECTS
- SELF-FUNDING PROJECTS
- SELECTIVE BIDDING FOR PROJECTS
- CUSTOMERS BUY EQUIPMENT

CASH MANAGEMENT

$ MILLION

% OF REVENUE


2
8.6
6
8.8
11
11.4
23
16.9
32
19.4
36
17.9
29
12.1
14
5.4
58
14.0
42
14.1
23
7.6
11
9.1
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
HALF-YEAR

RESEARCH & DEVELOPMENT

REVIEW OF OPERATIONS






KEY EVENTS TARGETED AT AGM

REVIEW ASSETS	IN PROGRESS
STRENGTHEN BALANCE SHEET	PENDING NOTE/SHAREHOLDER APPROVAL
TRANSIT SYSTEM TENDERS AND AWARDS, WON 4 OF 5	COMPLETE
SETTLEMENT OF MELBOURNE CLAIM	COMPLETE
SYDNEY CONTRACT SIGNING	COMPLETE

PROJECTS LAUNCHED

- SINGAPORE
- SAN FRANCISCO – PHASE I
- TORONTO – PHASE I
- HONG KONG – TKE

AWARDED/SIGNED

- LAS VEGAS
- WASHINGTON DC/VIRGINIA, MARYLAND
- SYDNEY
- SEATTLE

HIGHLIGHTS TO MARCH 2003

	$ MILLION
SALE PRICE	110 EST
NET UP-FRONT CASH	60 EST

ERG HAS 20 YEAR GLOBAL LICENCE TO USE PROTON TECHNOLOGY (AND EXCLUSIVELY FOR NOMINATED CUSTOMERS FOR A FIVE-YEAR PERIOD) AND AN EARN-OUT FEE BASED ON CERTAIN MILESTONES OF UP TO EURO 22.5M (A$40M).

MAJOR BENEFITS

-- STRENGTHENS CASH POSITION
-- ELIMINATES LARGE INTANGIBLE
-- REMOVES $15M OF AMORTISATION PER ANNUM
-- REMOVES CASH OUTFLOW ON PROTON R&D
-- RETAINS GLOBAL ACCESS TO PROTON TECHNOLOGY FOR 20 YEARS

Proton World
A member of the ERG Group

PROPOSED PROTON SALE

Outlook









Major Projects

Sydney

- -- Supply and operate
- -- Contract signed Feb 03
- -- Value $320-370 million
- -- Supply 44 months
- -- Operate 10 years (from month 24 of supply)
- -- Commercial rights



Seattle

- -- Supply and operate
- -- Contract approved Feb/Mar 03
- -- Value US$65 million approx
- -- Covers all Puget Sound area
- -- Operate 9 years from 2005

MAJOR PROJECTS

SAN FRANCISCO PHASE II

- SUPPLY AND OPERATE
- CONTRACT APPROVAL EXPECTED MAR / MAY 03
- VALUE $40 MILLION SUPPLY, $176 MILLION OPERATE



WASHINGTON DC

- SUPPLY AND OPERATE
- PREFERRED CONTRACTOR STATUS FEB 03
- VALUE $40-50 MILLION
- 5 YEAR OPERATE FROM 2004

AWARDED MAJOR PROJECTS – 5 YEAR ESTIMATE

REVENUE $ MILLION

	2003	2004	2005	2006	2007
ASIA PACIFIC	93	94	118	126	91
EUROPE, MIDDLE EAST & AFRICA	84	97	79	50	50
AMERICAS	49	82	59	43	42
TOTAL	226	273	256	219	183

FOCUS

- CASH FLOW
- CONTINUE TO STRENGTHEN BALANCE SHEET
- CONTINUE BOARD AND MANAGEMENT RESTRUCTURE
- TIMELY, PROFITABLE ROLLOUT OF SYDNEY, SEATTLE, AND WASHINGTON CONTRACTS
- COMPLETE SAN FRANCISCO PHASE II
- OVER $1.2 BILLION OF PROJECTS (AFTER PROTON SALE)
- TO BUILD LONG-TERM RECURRING REVENUES BASED ON MAJOR TICKETING INFRASTRUCTURE PROJECTS

THANK YOU FOR YOUR ATTENTION

HALF-YEAR RESULTS 31.12.02

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/03/2003

TIME: 09:52:36

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Year Accounts

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Peter Fogarty	**DATE**	6 March 2003		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	7
RE	**Announcement**				

ERG

GROUP

Dear Sirs

I enclose the following:

- Independent Review Report to the Members of ERG Limited
- Director's Declaration 31 December 2002
- Director's Report

The above information will be available on our website at the following address: www.erggroup.com

Yours faithfully

Peter J Fogarty
Chief Executive Officer

FACSIMILE

c:\docume~1\koswald\locals~1\temp\c.program files.notes.data\~4904614.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060
Central Park Level 16
152-158 St Georges Terrace
Perth WA 6000
Australia

DX 10307SSE
Telephone (08) 9365 7000
Facsimile (08) 9365 7001
www.deloitte.com.au

Deloitte Touche Tohmatsu

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF ERG LIMITED

Scope

We have reviewed the attached financial report of ERG Limited in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, including the directors' declaration, for the half-year ended 31 December 2002, but excluding the following sections:

a) material factors affecting the revenues and expenses of the consolidated entity for the current period (page 9); and
b) compliance statement (page 10).

The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of ERG Limited is not in accordance with:

(a) the Corporations Act 2001, including:
    (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and
    (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and
(b) other mandatory professional reporting requirements in Australia and ASX Listing Rules as they relate to Appendix 4B.

Inherent Uncertainty regarding Continuation as a Going Concern

Without qualification to the statement expressed above, attention is drawn to the following matter. As a result of matters described in the Appendix 4B Basis of Financial Report Preparation 'Going Concern', there is significant uncertainty whether the consolidated entity will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities and commitments in the normal course of business and at the amounts stated in the Appendix 4B. The recoverability of the carrying amount of non-current assets is dependent upon the ability of the consolidated entity to continue as a going concern and be successful in exploiting its smart card and electronic ticketing solutions as set out in the Appendix 4B.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Peter McIver.

P McIVER
Partner
Chartered Accountants
6 March 2003

Directors' Declaration
31 December 2002

The directors declare that:

a) The attached financial statements at 31 December 2002 and notes as thereto comply with Accounting Standards;

b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company as at 31 December 2002;

c) In the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s. 303(5) of the Corporations Act 2001.

On behalf of the Directors

A.S. Murdoch
Chairman

P.J. Fogarty
Director

MELBOURNE, 5 March 2003

Rounding of Amounts to Nearest Thousand Dollars

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars.

Signed in accordance with a resolution of directors.

A.S. Murdoch
Chairman

P.J. Fogarty
Director

MELBOURNE, 5 March 2003

Directors' Report

The directors of ERG Company Limited (ERG) and the controlled entities it controlled, submit herewith the financial report for the half-year at 31 December 2002. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the company during or since the end of the half-year are:

Mr A.S. Murdoch (Chairman)
Mr E.L. Bolto (Deputy Chairman)
Mr P.J. Fogarty (Chief Executive Officer)
Mr G.L. Crew
Mr D.J. Humann
Mr R.N. Topfer

The above named directors held office during and since the end of the half-year except for:

Mr R.N. Topfer – appointed 8 October 2002

Principal Activities

The principal continuing activities of ERG and its controlled entities for the period were:

- Marketing, installation and service of automated fare collection equipment and systems
- Smart card systems and services
- Licensing of technology
- Research and development
- Management and investment

Going Concern

This financial report has been prepared on a going concern basis.

The consolidated entity has recorded a loss of $124.9 million for the six months ended 31 December 2002 which includes a charge for the provision of a deferred liability on the Proton World International ("PWI") acquisition of $8.9 million and a recoverable amount write down of the goodwill in relation to PWI of $52.4 million (due to the impending disposal of PWI).

The consolidated entity incurred negative operating cash flows of $10 million during the same period and a positive operating cash flow of $3.0 million before interest, borrowing and one off restructuring costs.

The continuing viability of the consolidated entity and its ability to continue as a going concern and to meet its debts and commitments as and when they fall due is dependent upon the ability of the consolidated entity to secure additional equity, finance and banking facilities and to successfully exploit and commercialise its smart card and electronic ticketing solutions which involves risks and uncertainties, some of which are outside the control of the consolidated entity.

These risks and uncertainties include economic conditions in the markets in which the consolidated entity operates, consumer acceptance of smart card and electronic ticketing solutions, the timing and results of tender decisions, the ability of the consolidated entity to return to profitable trading and finance its operations, particularly in the short term.

Due to the operating loss and operating cash flows in the six months ended 31 December 2002, there continues to be significant uncertainty as to whether the consolidated entity will continue as a going concern and, therefore whether it will realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the half yearly financial report as at 31 December 2002.

Notwithstanding this, the Directors believe that the consolidated entity will succeed in securing further shareholder equity, debt restructure, and banking and finance facilities as noted below and be successful in exploiting and commercialising its smart card and electronic ticketing solutions and, accordingly, have prepared the half yearly financial report as at 31 December 2002 on a going concern basis.

Review of Operations

ERG operates in a significant global industry and is placed at the forefront of smart card technology. In recent months, ERG has consolidated its position as global leader in transit ticketing through:

- selection, with Northrop Grumman Information Technology, to install and operate a new Regional Customer Service Centre for the Washington DC, Maryland and North Virginia integrated transit fare collection project – a contract worth approximately US$20 million to ERG over five years;
- successful implementation of Phase 1 of the integrated ticketing system in San Francisco;
- securing the US$10 million contract for a smart card ticketing system for Las Vegas monorail system;
- signing the $320–370 million contract for Sydney's integrated ticketing system;
- signing the $110 million contract for Seattle's integrated ticketing system; and
- completion of delivery of the Singapore smart card transit system.

Results

In the half-year to 31 December 2002, ERG incurred an overall operating loss totalling $124.9 million, compared to $199.4 million in the previous corresponding period, and an EBITDA loss of $19.6 million (compared to a loss of $17.0 million in the previous year), before one-off write-downs and significant items.

The half-year result has been impacted by a provision of $52.4 million taken in contemplation of the PW sale, as compared to its book value at 31 December 2002. An amount of €22.5 million (A$40.9 million), representing payments due to ERG on a milestone earn-out basis, has not been accounted for in determining the provision and will be brought to account as it is earned. As part of the proposed sale, ERG will retain access to the Proton technology by taking a 20 year global licence of the Proton technology.

The operating loss, before the one-off write-down, is in line with guidance provided at the AGM in November last year.

Total revenue was marginally lower at $120.9 million, compared to $136.4 million in the previous half year due to continued delays in the commencement of new projects, such as Sydney and Seattle, and the delay in expansion of the Rome project into the surrounding Lazio region. The Company warned at the AGM that profitability at the EBITDA level was dependent on the commencement of major new projects. The new contracts in Sydney and Seattle are now expected to commence in March, approximately six months later than budgeted.

ERG has announced a loss from ordinary activities of $124.9 million. This compares to a loss of $199.4 million in the prior half year.

The net loss for the period was after the following one-off provisions or write-downs:

- a provision of $52.4 million for the write-down on the carrying value on the PW assets;
- an increase in the deferred contingent consideration payable by $8.9 million to the purchaser for the acquisition; and
- restructure and consultant costs of $9.4 million in relation to the Group's balance sheet.

Depreciation and amortisation charges for the period were $22.2 million (December 2001 $11.2 million) and interest expense and borrowing costs were $12.1 million (compared to $11.9 million at December 2001).

Operating cash flow before interest, borrowing, finance and one-off restructuring costs was $3 million positive, a marked improvement over the prior half-year which was cash flow negative by $23.7 million. This demonstrates that the Group's increased focus on cash management is having the desired effect.

In the half-year, the Group paid out $25.5 million in bank debt and $21.3 million in unlisted convertible note debt. This was replaced by a $15.4 million secured loan with the major listed convertible noteholder, Special Utilities Investment Trust, and $14.2 million of debt drawn down under the Babcock & Brown facility – a net debt reduction of $17.2 million.

In the half-year to 31 December 2002, ERG incurred an overall operating loss totalling $124.9 million, compared to $199.4 million in the previous corresponding period, and an EBITDA loss of $19.6 million (compared to a loss of $17.0 million in the previous year), before one-off write-downs and significant items.

The half-year result has been impacted by a provision of $52.4 million taken in contemplation of the PWI sale, as compared to its book value at 31 December 2002. An amount of €22.5 million (A$40.9 million), representing payments due to ERG on a milestone earn-out basis, has not been accounted for in determining the provision and will be brought to account as it is earned. As part of the proposed sale, ERG will retain access to the Proton technology by taking a 20 year global licence of the Proton technology.

The operating loss, before the one-off write-down, is in line with guidance provided at the AGM in November last year.

Total revenue was marginally lower at $120.9 million, compared to $136.4 million in the previous half year due to continued delays in the commencement of new projects, such as Sydney and Seattle, and the delay in expansion of the Rome project into the surrounding Lazio region. The Company warned at the AGM that profitability at the EBITDA level was dependent on the commencement of major new projects. These major new contracts will now commence in March, approximately six months later than expected.

The net loss for the period was after the following one-off provisions or write-downs:

- a provision of $52.4 million for the write-down on the carrying value on the RW assets;
- an increase in the deferred contingent consideration payable by $8.9 million to the purchaser for the acquisition; and
- restructure and consultant costs of $9.4 million in relation to the Group's balance sheet.

Depreciation and amortisation charges for the period were $22.2 million (December 2001 $11.2 million) and interest expense and borrowing costs were $12.0 million (compared to $11.9 million at December 2001).

Operating cash flow before interest, borrowing, bond payment, finance and one-off restructuring costs was $3 million positive, a marked improvement over the prior half-year which was cash flow negative by $23.7 million. This demonstrates that the Group's increased focus on cash management is having the desired effect.

In the half-year, the Group paid out $25.5 million in bank debt and $21.3 million in unlisted convertible note debt. This was replaced by a $15.4 million secured loan with the major listed convertible noteholder, Special Utilities Investment Trust, and $14.2 million of debt drawn down under the Babcock & Brown facility – a net debt reduction of $17.2 million.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/03/2003

TIME: 09:56:27

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Peter Fogarty	**DATE**	6 March 2003		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	18
RE	**Announcement**				

ERG
GROUP

Dear Sirs

I enclose the following:

- Appendix 4B Half Yearly ~~Preliminary Final~~ Report;

The above information will be available on our website at the following address: www.erggroup.com

Yours faithfully

Peter J Fogarty
Chief Executive Officer

FACSIMILE

c:\docume~1\koswald\locals~1\temp\c.program files.notes.data\~4904614.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

Rules 4.1, 4.3

Appendix 4B

Half yearly/~~preliminary final~~ report

Introduced 30/6/2002.

Name of entity

ERG Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year~~ ended ('current period')
ABN 23 009 112 725	✓		**31 December 2002**

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.01)*	down	11.39%	to	120,863
Loss from ordinary activities after tax attributable to members *(item 1.22)*	down	35.96%	to	(127,720)
Loss from extraordinary items after tax attributable to members *(item 2.05(d))*	gain of			-
Net loss for the period attributable to members *(item 1.11)*	down	37.35%	to	(124,949)

Dividends (distributions)	Amount per security (¢)	Franked amount per security (¢)
Final dividend *(Preliminary final report only - item 15.04)*		
Interim dividend *(Half yearly report only - item 15.06)*	- ¢	- ¢
Previous corresponding period *(Preliminary final report - item 15.05; half yearly report - item 15.07)*	- ¢	- ¢

+Record date for determining entitlements to the dividend (in the case of a trust, distribution) *(see item 15.02)* — N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

N/A

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period $A'000	Previous corresponding period $A'000
1.01	Revenues from ordinary activities *(see items 1.23 - 1.25)*	120,863	136,399
1.02	Expenses from ordinary activities *(see items 1.26 & 1.27)*	(234,073)	(309,949)
1.03	Borrowing costs	(12,429)	(17,353)
1.04	Share of net profits (losses) of associates and joint venture entities *(see item 16.07)*	(1,923)	(4,664)
1.05	**Profit (loss) from ordinary activities before tax**	(127,562)	(195,567)
1.06	Income tax on ordinary activities *(see note 4)*	(158)	(3,870)
1.07	**Profit (loss) from ordinary activities after tax**	(127,720)	(199,437)
1.08	Profit (loss) from extraordinary items after tax *(see item 2.05)*	-	-
1.09	**Net profit (loss)**	(127,720)	(199,437)
1.10	Net profit (loss) attributable to outside +equity interests	2,771	-
1.11	**Net profit (loss) for the period attributable to members**	(124,949)	(199,437)

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	3,889	646
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	3,889	646
1.17	**Total changes in equity not resulting from transactions with owners as owners**	(121,060)	(198,791)

Earnings per security (EPS)

		Current period	Previous corresponding period
1.18	Basic EPS	(13.28¢)	(31.09¢)
1.19	Diluted EPS	N/A	N/A

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.20	Profit (loss) from ordinary activities after tax *(item 1.07)*	(127,720)	(199,437)
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	(127,720)	(199,437)

Revenue and expenses from ordinary activities *(see note 15)*

		Current period $A'000	Previous corresponding period $A'000
1.23	Revenue from sales or services	97,471	110,309
1.24	Interest revenue	432	1,112
1.25	Other relevant revenue	22,960	24,978
1.26	Details of relevant expenses *(see Schedule A)*	226,979	297,305
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.03)*	7,094	12,644
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period $A'000	Previous corresponding period $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	-	-
1.31	Net profit (loss) attributable to members *(item 1.11)*	(124,949)	(199,437)
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	(124,949)	(199,437)

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.01	Amortisation of goodwill	(9,048)	-	-	(9,048)
2.02	Amortisation of other intangibles	(6,014)	-	-	(6,014)
2.03	***Total amortisation of intangibles***	(15,062)	-	-	(15,062)
2.04	Extraordinary items (details)	-	-	-	-
2.05	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year $A'000	Previous year $A'000
3.01	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report)		
3.02	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.01	Cash	17,951	38,401	118,175
4.02	Receivables	102,765	124,650	115,327
4.03	Investments	-	15,793	-
4.04	Inventories	37,982	44,311	64,780
4.05	Tax assets	-	-	-
4.06	Other *(see Schedule B)*	14,526	17,935	14,358
4.07	**Total current assets**	173,224	241,090	312,640
	Non-current assets			
4.08	Receivables	69,394	64,847	41,838
4.09	Investments (equity accounted)	3,432	5,355	-
4.10	Other investments	5,443	8,340	50,463
4.11	Inventories	7,824	4,225	15,678
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (⁺mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	80,865	84,841	93,225
4.15	Intangibles (net)	176,198	243,056	98,428
4.16	Tax assets	-	-	-
4.17	Other *(see Schedule B)*	19,668	24,260	49,898
4.18	**Total non-current assets**	362,824	434,924	349,530
4.19	**Total assets**	536,048	676,014	662,170
	Current liabilities			
4.20	Payables	85,424	99,102	116,245
4.21	Interest bearing liabilities	47,340	78,217	90,228
4.22	Tax liabilities	757	803	608
4.23	Provisions exc. tax liabilities	12,859	11,971	17,022
4.24	Other *(see Schedule C)*	20,846	14,991	6,114
4.25	**Total current liabilities**	167,226	205,084	230,217
	Non-current liabilities			
4.26	Payables	29	-	-
4.27	Interest bearing liabilities	281,916	268,881	247,071
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	384	465	588
4.30	Other *(see Schedule C)*	57,082	49,838	1,300
4.31	**Total non-current liabilities**	339,411	319,184	248,959
4.32	**Total liabilities**	506,637	524,268	479,176
4.33	**Net assets**	29,411	151,746	182,994
	Equity			
4.34	Capital/contributed equity	363,460	361,964	341,020
4.35	Reserves	(127)	(4,016)	(2,187)
4.36	Retained profits (accumulated losses)	(348,264)	(223,315)	(178,872)
4.37	**Equity attributable to members of the parent entity**	15,069	134,633	159,961
4.38	Outside ⁺equity interests in controlled entities	14,342	17,113	23,033
4.39	**Total equity**	29,411	151,746	182,994
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period $A'000
5.01	Opening balance		
5.02	Expenditure incurred during current period		
5.03	Expenditure written off during current period		
5.04	Acquisitions, disposals, revaluation increments, etc.		
5.05	Expenditure transferred to Development Properties		
5.06	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period $A'000
6.01	Opening balance		
6.02	Expenditure incurred during current period		
6.03	Expenditure transferred from exploration and evaluation		
6.04	Expenditure written off during current period		
6.05	Acquisitions, disposals, revaluation increments, etc.		
6.06	Expenditure transferred to mine properties		
6.07	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period $A'000
	Cash flows related to operating activities		
7.01	Receipts from customers	142,155	141,492
7.02	Payments to suppliers and employees	(129,593)	(160,605)
7.03	Dividends received from associates	-	-
7.04	Other dividends received	-	-
7.05	Interest and other items of similar nature received	432	1,112
7.06	Interest and other costs of finance paid	(11,694)	(12,748)
7.07	Income taxes paid	(204)	(295)
7.08	Other - Research and Development expenditure	(11,083)	(5,425)
7.09	**Net operating cash flows**	(9,987)	(36,469)
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(1,784)	(9,197)
7.11	Proceeds from sale of property, plant and equipment	993	789
7.12	Payment for purchases of equity investments	(4,337)	(294)
7.13	Proceeds from sale of equity investments	5,000	-
7.14	Loans to other entities	-	(485)
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)		
	- Proceeds from sale of shares	15,866	22,604
	- Payment for purchase of shares	-	(6,068)
	- Research and Development	-	(12,023)
	- Other	(680)	1,939
7.17	**Net investing cash flows**	15,058	(2,735)
	Cash flows related to financing activities		
7.18	Proceeds/(repayments) from issues of +securities (shares, options,convertible notes etc.)	(21,322)	86,220
7.19	Proceeds from borrowings	29,607	45,000
7.20	Repayment of borrowings	(21,775)	-
7.21	Dividends paid	-	(4,663)
7.22	Other (provide details if material)		
	- Bond repayments	(5,336)	
	- Other	(554)	(615)
7.23	**Net financing cash flows**	(19,380)	125,942
7.24	**Net increase (decrease) in cash held**	(14,309)	86,738
7.25	Cash at beginning of period *(see Reconciliation of cash)*	28,982	20,512
7.26	Exchange rate adjustments to item 7.25.	(691)	(184)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	13,982	107,066

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. (If an amount is quantified, show comparative amount.)

During the period ending 31 December 2002, shares in ERG Limited were issued upon conversion of unlisted convertible notes into ordinary shares to the value of $1,495,940.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current period $A'000	Previous corresponding period $A'000
8.01	Cash on hand and at bank	10,755	18,365
8.02	Deposits at call	7,196	99,810
8.03	Bank overdraft	-	-
8.04	Other (bank borrowings)	(3,969)	(11,109)
8.05	**Total cash at end of period** *(item 7.27)*	13,982	107,066

Other notes to the condensed financial statements

Ratios

		Current period	Previous corresponding period
9.01	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.05)* as a percentage of revenue *(item 1.01)*	(105.54%)	(143.38%)
9.02	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	(829.18%)	(124.68%)

Earnings per security (EPS)

10.00 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

(a) The amount used as the numerator in calculating basic EPS: ($124,949k)

(b) The weighted average number of ordinary shares of the entity used as the denominator in calculating basic EPS: 941,036,774

NTA backing

(see note 7)

		Current period	Previous corresponding period
11.01	Net tangible asset backing per +ordinary security	($0.17)	$0.09

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.01 Discontinuing Operations

N/A

Control gained over entities having material effect

13.01	Name of entity (or group of entities)	N/A
13.02	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	
13.03	Date from which such profit has been calculated	
13.04	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	

Loss of control of entities having material effect

14.01	Name of entity (or group of entities)	N/A
14.02	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	
14.03	Date to which the profit (loss) in item 14.02 has been calculated	
14.04	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	
14.05	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	

Dividends (in the case of a trust, distributions)

15.01	Date the dividend (distribution) is payable	N/A
15.02	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved.)	N/A
15.03	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
(Preliminary final report only)				
15.04 Final dividend:	Current year			
15.05 Final dividend:	Previous year			
(Half yearly and preliminary final reports)				
15.06 Interim dividend:	Current year	- ¢	- ¢	- ¢
15.07 Interim dividend:	Previous year	- ¢	- ¢	- ¢

Total dividend (distribution) per security (interim plus final)

(Preliminary final report only)

	Current year	Previous year
15.08 +Ordinary securities		
15.09 Preference +securities		

Half yearly report - interim dividend (distribution) on all securities or Preliminary final report - final dividend (distribution) on all securities

	Current period $A'000	Previous corresponding period $A'000
15.10 +Ordinary securities (each class separately)	-	-
15.11 Preference +securities (each class separately)	-	-
15.12 Other equity instruments (each class separately)	-	-
15.13 Total	-	-

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

	Current period $A'000	Previous corresponding period $A'000
Group's share of associates' and joint venture entities':		
16.01 Profit (loss) from ordinary activities before tax	(1,923)	(4,664)
16.02 Income tax on ordinary activities	-	-
16.03 Profit (loss) from ordinary activities after tax	(1,923)	(4,664)
16.04 Extraordinary items net of tax	-	-
16.05 Net profit (loss)	(1,923)	(4,664)
16.06 Adjustments	-	-
16.07 Share of net profit (loss) of associates and joint venture entities	(1,923)	(4,664)

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)

	Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) *(item 1.09)*	
		Current period	Previous corresponding period	Current period $A'000	Previous corresponding period $A'000
17.01	**Equity accounted associates and joint venture entities**				
	Prepayment Cards Ltd	40.00%	40.00%	(1,923)	(1,782)
	AFC Equipment Co Pty Ltd	33.30%	33.30%	-	-
	Triumphant Launch Sdn Bhd (to 15 March 2002) (note 17.01a)	100.00%	50.00%	-	34
	National Roads and Motorists' Assoc. (note 17.01b)	-	50.00%	-	(270)
	Ecard Pty Ltd (to 12 November 2002) (note 17.01c)	-	39.00%	-	(2,646)
	Integrated Transit Solutions Ltd (note 17.01a)	50.00%	-	-	-
17.02	**Total**			(1,923)	(4,664)
17.03	Other material interests	-	-	-	-
17.04	**Total**			(1,923)	(4,664)

Note 17.01a: Triumphant Launch Sdn Bhd and Integrated Transit Solutions Ltd are now controlled entities.

Note 17.01b: National Roads and Motorists' Assoc. ceased trading on 30 June 2002.

Note 17.01c: Ecard Pty Ltd ceased to be an associate on the disposal of our shareholding on 12 November 2002.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.01 Preference +securities *(description)*				
18.02 Changes during current period				
(a) Increases through issues				
(b) Decreases through returns of capital, buybacks, redemptions				
18.03 +Ordinary securities	945,879,165	936,884,065	Fully paid	Fully paid
18.04 Changes during current period				
(a) Increases through issues	9,000,000	-	Fully paid	Fully paid
(b) Decreases through returns of capital, buybacks				
18.05 +Convertible debt securities *(description and conversion factor)*	18,518,519	18,518,519	Fully paid	Fully paid
18.06 Changes during current period				
(a) Increases through issues				
(b) Decreases through securities matured, converted	13,828,989	Unquoted	Fully paid	Fully paid

	Total number	Number quoted	Exercise price	Expiry date (if any)
18.07 Options *(description and conversion factor)*	3,000	Unquoted	3.18 ¢	Nov-03
	3,750,000	Unquoted	0.37 ¢	Dec-08
	75,000	Unquoted	0.38 ¢	Dec-08
	2,010,000	Unquoted	0.93 ¢	Jul-09
	285,000	Unquoted	1.19 ¢	Aug-09
	75,000	Unquoted	2.60 ¢	Nov-09
	75,000	Unquoted	2.60 ¢	Nov-09
	315,000	Unquoted	2.64 ¢	Dec-09
	66,000	Unquoted	2.54 ¢	Jan-10
	105,000	Unquoted	2.59 ¢	Jan-10
	165,000	Unquoted	2.61 ¢	Jan-10
	222,000	Unquoted	2.62 ¢	Jan-10
	205,500	Unquoted	2.70 ¢	Jan-10
	12,000	Unquoted	3.75 ¢	Feb-10
	180,000	Unquoted	3.08 ¢	Jun-10
	870,000	Unquoted	3.23 ¢	Nov-10
	1,088,500	Unquoted	3.18 ¢	Nov-10
	1,000,000	Unquoted	0.38 ¢	Mar-07
	7,437,210	Unquoted	0.40 ¢	Feb-09
18.08 Issued during current period				
18.09 Exercised during current period				
18.10 Expired during current period	30,000	Unquoted	2.59 ¢	Jan-03
	15,000	Unquoted	2.61 ¢	Jan-03
	69,000	Unquoted	2.62 ¢	Jan-03
	45,000	Unquoted	2.70 ¢	Jan-03

	Total number	Number quoted
18.11 Debentures *(description)*		
18.12 Changes during current period		
(a) Increases through issues		
(b) Decreases through securities matured, converted		
18.13 Unsecured notes *(description)*		
18.14 Changes during current period		
(a) Increases through issues		
(b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting.* Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

(see Schedule D)

+ See chapter 19 for defined terms.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.01 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report.]*

This general purpose financial report for the interim half year reporting period ended 31 December 2002 has been prepared in accordance with Accounting Standards AASB 1029 Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issue Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2002 and any public announcements made by ERG Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Going Concern
This financial report has been prepared on a going concem basis.

The consolidated entity has recorded a loss of $124.9 million for the six months ended 31 December 2002 which includes a charge for the provision of a deferred liability on the Proton World International ("PWI") acquisition of $8.9 million and a recoverable amount write down of the goodwill in relation to PWI of $52.4 million (due to the impending disposal of PWI). The consolidated entity incurred negative operating cash flows of $10 million during the same period and a positive operating cash flow of $3.0 million before interest, borrowing and one off restructuring costs.

The continuing viability of the consolidated entity and its ability to continue as a going concern and to meet its debts and commitments as and when they fall due is dependent upon the ability of the consolidated entity to secure additional equity, finance and banking facilities and to successfully exploit and commercialise its smart card and electronic ticketing solutions which involves risks and uncertainties, some of which are outside the control of the consolidated entity. These risks and uncertainties include economic conditions in the markets in which the consolidated entity operates, consumer acceptance of smart card and electronic ticketing solutions, the timing and results of tender decisions, the ability of the consolidated entity to return to profitable trading and finance its operations, particularly in the short term.

Due to the operating loss and operating cash flows in the six months ended 31 December 2002, there continues to be significant uncertainty as to whether the consolidated entity will continue as a going concern and, therefore whether it will realise its assets and settle its liabilities and commitments in the normal course of business and at the amounts stated in the half yearly financial report as at 31 December 2002.

Notwithstanding this, the Directors believe that the consolidated entity will succeed in securing further shareholder equity, debt restructure, and banking and finance facilities as noted below and be successful in exploiting and commercialising its smart card and electronic ticketing solutions and, accordingly, have prepared the half yearly financial report as at 31 December 2002 on a going concern basis.

The Directors have proposed a capital restructure and funding proposal for ERG Group which includes the following:

- the conversion of the $247m listed convertible notes and accumulated interest into fully paid ordinary shares;
- a rights issue of cumulative redeemable preference shares to raise circa $50m;
- ERG Group has arranged and drawn on a secured loan of approximately $25m with Special Utilities Investment Trust;
- ERG Group has also entered into exclusive negotiations to dispose of its wholly owned entity, Proton World International SA ("PWI"), for approximately €60m (A$109m). The sale consideration excludes an earn-out fee receivable from the purchaser, which is based on certain milestones being achieved. The sale of PWI will provide net cash proceeds of approximately $63m to ERG Group after repayment of intercompany loans, acquiring a licence of Proton Technology at settlement and excluding the earn-out receivable. By acquiring this licence, ERG Group will retain the worldwide licence rights to the Proton Technology for a period of 20 years and obtain exclusive access to nominated customers for 5 years;
- ERG Group is also in discussion with a bank to obtain a $30m revolving facility for three years to assist with its working capital requirements and, with a third party, to assist with bonding requirements for its various projects; and
- the sale of assets in the ordinary course of business.

The Directors believe that the proposed restructure and funding proposal noted above is in the best interests of shareholders and will result in the reduction of significant debt from the 31 December 2002 Statement of Financial Position and thereby reduce interest expense charged to the Statement of Financial Performance of ERG Group. At this time, the Directors are of the opinion that no asset is likely to be realised for an amount less than at which it is recorded in the half yearly financial report. Accordingly, no adjustments have been made to the half yearly financial report relating to the recoverability and classification of asset carrying amounts and classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

19.02 *Material factors affecting the revenues and expenses of the economic entity for the current* period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer to commentary at 19.01

19.03 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer to commentary at 19.01

19.04 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

NIL

19.05 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose *changes and differences in the half yearly report in* accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-*Disclosure*).

The accounting policies, estimation methods and measurement bases used in this report are the consistent as those used in the last annual report. Comparative figures are, where appropriate, reclassified so as to be comparable with the figures presented for the current reporting period.

19.06 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

NIL

19.07 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Contingent asset: The sale consideration on the Proton World International SA will include an earn out fee receivable from the purchaser, which is based on certain milestones being achieved. ERG could earn up to €22.5m (A$40m) based on these milestones over a ten year period. It is intended that this amount will be booked as it is progressively received.

Additional disclosure for trusts

20.01 Number of units held by the management company or responsible entity or their related parties.

20.02 A statement of the fees and commissions payable to the management company or responsible entity.

Identify:
* initial service charges
* management fees
* other fees

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used

NIL

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 *This report does/~~does not~~* (delete one) give a true and fair view of the matters disclosed (see note 2).*

4 This report is based on +accounts to which one of the following applies. *(Tick one)*

☐ The +accounts have been audited.

☑ The +accounts have been subject to review.

☐ The +accounts are in the process of being audited or subject to review.

☐ The +accounts have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications ~~are attached~~/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 6 March 2003
(Director/~~Company Secretary~~)

Print name: Peter John Fogarty

Schedule A: Expenses from ordinary activities

		Current period $A'000	Previous corresponding period $A'000
1.26 Details of relevant expenses			
1.26.01	Raw materials and consumables used	39,731	55,058
1.26.02	Employee benefits expense	30,831	28,154
1.26.03	Other labour and consulting costs	19,705	31,299
1.26.04	Transfers to work in progress	(3,612)	(58,691)
1.26.05	Amortisation of project costs	10,823	33,839
1.26.06	Rental expense relating to operating leases	12,661	12,151
1.26.07	Travel expenses	2,386	6,146
1.26.08	Legal fees	2,288	1,918
1.26.09	Communication costs	1,387	2,069
1.26.10	Cost of sale of investment	15,793	34,475
1.26.11	Cost of sale of fixed assets	1,157	1,207
1.26.12	Provision for diminution applicable to investments accounted for using the equity method	-	61,069
1.26.13	Provision for (reversal of) doubtful debts	228	22,913
1.26.14	Amortisation of intangibles	15,062	42,669
1.26.15	Provision for diminution of intangible assets	52,580	481
1.26.16	Provision for deferred consideration	8,910	-
1.26.17	Other ordinary expenses	17,049	22,548
		226,979	297,305
	Included in these expenses are the following individually significant items		
	Write off capitalised costs	6,181	-
	Recoverable amount write down of intangible assets/goodwill in relation to PWI	52,449	-
	Provision for deferred consideration	8,910	-
	Reversal of Accrued expenses	(6,011)	-
	Sundry provisions	9,380	4,142
	Reversal of prior year profit, exchange movements and equity losses applicable to Prepayment Cards Limited	-	13,990
	Provision for diminution applicable to investments accounted for using the equity method (unlisted companies)	-	58,876
	Provision for diminution of other financial assets	-	481
	Provision for project losses and delays	-	15,238
	Accelerated amortisation of borrowing costs	-	3,631
	Provision for recoverability of project receivables and claims	-	21,055
	Provision for accelerated amortisation of software development costs and technology licence rights	-	37,971
1.27 Depreciation and amortisation excluding amortisation of intangibles			
1.27.01	Depreciation - Buildings	177	187
1.27.02	Depreciation - Project assets under construction	-	5,241
1.27.03	Depreciation - Plant and equipment	6,560	6,652
1.27.04	Amortisation - Other	357	564
		7,094	12,644
Expenses from ordinary activities		234,073	309,949

+ See chapter 19 for defined terms.

Schedule B: Assets

	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
4.06 Other current assets			
4.06.01 Prepayments	11,616	9,128	8,555
4.06.02 Other	2,910	8,807	5,803
	14,526	17,935	14,358
4.17 Other non-current assets			
4.17.01 Deferred project costs	19,500	23,738	49,434
4.17.02 Other	168	522	464
	19,668	24,260	49,898

Schedule C: Liabilities

	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
4.24 Other current liabilities			
4.24.01 Deferred revenue	19,456	9,347	6,107
4.24.02 Other	1,390	5,644	7
	20,846	14,991	6,114
4.30 Other non-current liabilities			
4.30.01 Deferred consideration	46,932	38,022	-
4.30.02 Unfunded deficit in pension fund	2,536	2,536	-
4.30.03 Deferred revenue	7,614	-	-
4.30.04 Sundry creditors	-	9,280	-
4.30.05 Other	-	-	1,300
	57,082	49,838	1,300

Schedule D: Segment reporting

Primary Reporting - Business Segments as at 31 December 2002

	SUPPLY, INSTALLATION AND PROJECTS	INFRASTRUCTURE AND CARDS BUSINESSES	RESEARCH AND DEVELOPMENT, CORPORATE SUPPORT AND FINANCING	INTERSEGMENT ELIMINATIONS	CONSOLIDATED
	$'000	$'000	$'000	$'000	$'000
Sales to customers outside the consolidated entity	37,586	59,922	(37)	-	97,471
Intersegment sales	-	-	-	-	-
Share of net losses of associates	-	(1,923)	-	-	(1,923)
Other revenue	516	5,075	17,369	-	22,960
Unallocated revenue					432
Total segment revenue	38,102	63,074	17,332	-	118,940
Operating result before individually significant items	(9,395)	(9,165)	(26,096)	-	(44,656)
Borrowing costs	-	-	(12,429)	-	(12,429)
Individually significant items	-	(67,540)	(3,369)	-	(70,909)
Unallocated revenue					432
Segment result	(9,395)	(76,705)	(41,894)	-	(127,562)
Unallocated expenses					-
Profit/(Loss) from ordinary activities before income tax					(127,562)
Income tax expense					(158)
Profit/(Loss) from ordinary activities after income tax					(127,720)
Depreciation and amortisation expense	664	14,739	3,105		18,508
Other non-cash expenses	5,951	2,071	-		8,022

Primary Reporting - Business Segments as at 31 December 2001

	SUPPLY, INSTALLATION AND PROJECTS	INFRASTRUCTURE AND CARDS BUSINESSES	RESEARCH AND DEVELOPMENT, CORPORATE SUPPORT AND FINANCING	INTERSEGMENT ELIMINATIONS	CONSOLIDATED
	$'000	$'000	$'000	$'000	$'000
Sales to customers outside the consolidated entity	70,801	39,457	51	-	110,309
Intersegment sales	-	-	-	-	-
Share of net losses of associates	-	(4,664)	-	-	(4,664)
Other revenue	244	796	23,258	-	24,298
Unallocated revenue					1,792
Total segment revenue	71,045	35,589	23,309	-	131,735
Operating result before individually significant items	766	(17,081)	(11,354)	-	(27,669)
Borrowing Costs			(17,353)		(17,353)
Individually significant items	(6,811)	(133,513)	(12,013)	-	(152,337)
Unallocated revenue					1,792
Segment result	(6,045)	(150,594)	(40,720)	-	(195,567)
Unallocated expenses					-
Profit/(Loss) from ordinary activities before income tax					(195,567)
Income Tax Expense					(3,870)
Profit/(Loss) from ordinary activities after income tax					(199,437)
Depreciation and amortisation expense	(37,735)	(57,188)	111,480		16,557
Other non-cash expenses	10,457	5,524	-		15,981

Schedule D: Segment reporting

Secondary Reporting - Geographical Segments as at 31 December 2002

	ASIA-PACIFIC $'000	EUROPE, MIDDLE-EAST & AFRICA $'000	AMERICAS $'000	INTERSEGMENT ELIMINATIONS $'000	CONSOLIDATED $'000
Sales to customers outside the consolidated entity	44,838	42,659	9,974		97,471

Secondary Reporting - Geographical Segments as at 31 December 2001

	ASIA-PACIFIC $'000	EUROPE, MIDDLE-EAST & AFRICA $'000	AMERICAS $'000	INTERSEGMENT ELIMINATIONS $'000	CONSOLIDATED $'000
Sales to customers outside the consolidated entity	*54,746*	*50,501*	*5,062*	-	*110,309*

Segment Information

Business Segments

The consolidated entity is organised on a global basis into the following business segments:

Supply, Installation and Projects
The supply and installation of automated fare collection (AFC) systems throughout the world.

Infrastructure and Cards Business
The infrastructure segment of the business represents the source of long-term recurring revenue for the Group derived primarily from the outsourced operation and/or long-term maintenance of AFC systems once installed.

Research and Development, Corporate Support and Financing
This segment of the business provides the technology, financing and administrative support to the two operational segments outlined above.

Geographical Segments

The consolidated entity's divisions operate in the following three main geographical areas:

Americas – comprises operations in Canada and the United States.

Asia-Pacific – comprises operations in Australia, Hong Kong, Malaysia, Philippines and Singapore. Australia is the home country of the parent entity and provides all of the consolidated entity's Corporate support.

Europe, Middle-East and Africa – comprises operations in Belgium, France, Germany, Italy, Sweden and the United Kingdom.

Notes to and forming part of the Segment Information

(a) Accounting Policies
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and the revised segment reporting accounting standard, *AASB 1005 Segment Reporting*, which was applied for the first time in the year ended 30 June 2002. The business segments identified in the primary reporting disclosures and the geographical segments are not materially different to the industry and geographical segments identified in the previous year. The comparative information has been restated to present the information on a consistent basis with the current year disclosures.

Segment revenues and expenses are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis.

(b) Inter-segment Transfers
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on a cost plus mark up basis and are eliminated on consolidation.

Notes

1 **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2 **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3 **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.05. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4 **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax prima facie payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.04 to 15.07.

5 **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6 **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7 **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are not required to state a net tangible asset backing per +ordinary security.

8 **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9 **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10 **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an *accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial* performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period.
Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11 **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the + under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13 **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14 **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

Notes

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either all according to nature or all according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is relevant in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17 ***Discontinuing operations***

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18 **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.